================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        SPECIAL VALUE EXPANSION FUND, LLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

  COMMON SHARES, $0.001 PAR VALUE                            N/A
 --------------------------------               --------------------------------
  (Title of class of securities)                         (CUSIP number)

      ELLEN OSTER, ESQ., 767 FIFTH AVENUE, NEW YORK, NY 10153, 212-418-6126
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                SEPTEMBER 1, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of __ Pages)

================================================================================


----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.                                                                   13D                                  Page 2 of __ Pages
----------------------------------------------------------------------              ------------------------------------------------
------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:   GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 382903925
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                          (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (B) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:  00
------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE
------------------------------ ------- ---------------------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER                                                                         0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                                                             177,388.11
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                                                                   0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        177,388.11
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                   177,388.11
------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]
------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       99.5%
                    8.5%
------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                                                                                IA, CO
------------------- -------------------------------------------------- -------------------------------------------------------------


                                       2

----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.                                                                   13D                                  Page 3 of __ Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON:   GMAM INVESTMENT FUNDS TRUST II

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 016231432
------------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                         (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (B) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS: 00
------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                           [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:  NEW YORK
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                        0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                             177,388.11
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                   0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                        177,388.11
------------------------------ ------- ---------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                    REPORTING PERSON:                                                                                  177,388.11
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                     99.5%
------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                                                                                   EP
------------------- -------------------------------------------------- -------------------------------------------------------------


                                       3

----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.                                                                   13D                                  Page 4 of __ Pages
----------------------------------------------------------------------              ------------------------------------------------

------------------- ----------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON: GENERAL MOTORS TRUST COMPANY

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
                                                                                                                          (A) [ ]
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (B) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:   00
------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                           [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION: NEW HAMPSHIRE
------------------- ----------------------------------------------------------------------------------------------------------------

          NUMBER OF              7     SOLE VOTING POWER:                                                                         0
           SHARES
------------------------------ ------- ---------------------------------------------------------------------------------------------

        BENEFICIALLY             8     SHARED VOTING POWER:                                                              177,388.11
          OWNED BY
------------------------------ ------- ---------------------------------------------------------------------------------------------

            EACH                 9     SOLE DISPOSITIVE POWER:                                                                    0
          REPORTING
------------------------------ ------- ---------------------------------------------------------------------------------------------

         PERSON WITH             10    SHARED DISPOSITIVE POWER:                                                         177,388.11
------------------------------ ------- ---------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                               177,388.11
                    REPORTING PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       99.5%
------------------- -------------------------------------------------- -------------------------------------------------------------

        14          TYPE OF REPORTING PERSON:                                                                                    BK
------------------- -------------------------------------------------- -------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This schedule 13D ("Schedule") relates to the common shares, par value $0.001 per share (the "Shares"), of Special Value Expansion Fund, LLC (the "Fund"). The Fund's principal executive office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) This Schedule is being filed by GMAM Investment Funds Trust II (the "Trust"), a group trust formed pursuant to the laws of the State of New York, for the benefit of certain employee benefit plans (the "Plans"), General Motors Investment Management Corporation ("GMIMCO"), a Delaware corporation and a wholly-owned subsidiary of General Motors Corporation ("GM"), and General Motors Trust Company, a chartered trust company formed pursuant to the laws of the State of New Hampshire, as the trustee (the "Trustee") for the Trust. The Trust, GMIMCO and the Trustee are referred to herein as the "Reporting Persons".

The business address of the Trust, the Trustee and GMIMCO is 767 Fifth Avenue, New York, NY 10153. The business address of GM, a Delaware corporation engaged in automobile manufacturing, is 300 Renaissance Center, Detroit, Michigan 48265-3000.

The assets of the Trust including the Shares are held by the Trustee. The Trustee is a wholly-owned subsidiary of GM. The Trustee's principal business is providing trust and investment management services. GMIMCO is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. GMIMCO, as the named fiduciary of the Trust, has the power to direct the voting and disposition of the Shares. GMIMCO's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM, its direct and indirect subsidiaries and unrelated employers, and with respect to the assets of GM, its direct and indirect subsidiaries and associated entities and various other entities.

Appendix A, which is incorporated herein by reference, sets forth the following information with respect to the executive officers and directors of each of GM, GMIMCO and the Trustee: (i) name, (ii) business address, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or organization in which such employment is conducted.

(d) - (e) During the past five years, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any of the persons identified on Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of GM, each of its executive officers and directors is a United States citizen, other than Percy N. Barnevik, who is a citizen of Sweden, and Eckhard Pfeifer, who is a citizen of Germany. To the best knowledge of GMIMCO, each of its executive officers and directors is a United States citizen. To the best knowledge of the Trustee, each of its executive officers and directors is a United States citizen. The Trust has no executive officers or directors.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

The Trust paid $89,552,250 to the Fund in exchange for 177,388.11 Shares. The source of the consideration is the assets of certain of the Plans. See Item 4 below.

ITEM 4. PURPOSE OF THE TRANSACTION.

The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company.

The Trust has entered into a subscription agreement (the "Subscription Agreement") with the Fund pursuant to which the Trust has agreed to become a member of the Fund and in connection therewith will subscribe for and will purchase shares for an amount up to $298,507,500 on or prior to September 1, 2006. The Trust has agreed to make capital contributions as specified by the Fund from time to time and on multiple drawdown dates. On each such drawdown date, the Fund will issue a number of shares based on the net asset value of each share. As of the date of this filing, the Fund has made three capital calls pursuant to which the Trust has made three cash contributions in exchange for Shares. On September 1, 2004, the Trust made a contribution of $59,701,500 in exchange for 119,403 Shares of the Fund. On October 22, 2004, the Trust made a capital contribution of $19,900,500 in exchange for 38,710.18 Shares. On November 1, 2004, the Trust made a capital contribution of $9,950,250 in exchange for 19,274.93 Shares. As of the date of this filing, the Trustee managed for the benefit of the Trust 177,388.11 Shares, representing 99.5% of the 178,275.43 Shares issued and outstanding according to the Fund.

Except for the proposed ongoing acquisition of Shares of the Fund as described above and as contemplated by the Subscription Agreement pursuant to which the Trust will make additional capital contributions to the Fund in exchange for additional Shares, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plan or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investment could include Shares of the Fund and/or other securities of the Fund in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization of and termination by GMIMCO). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As of the date of this statement, the Trustee manages for the benefit of the Trust an aggregate of 177,388.11 Shares, representing 99.5% of the 178,275.43 Shares issued and outstanding. As of the date of this statement, each of the Trust, by virtue of its ownership of the Shares and GMIMCO and the Trustee, by virtue of their shared voting and dispositive power over 177,388.11 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")), all the Shares the Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes for Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) Except as set forth in Item 4 above, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has affected any transactions in the Shares during the past 60 days.

(d) GMIMCO as the named fiduciary of the Plans with respect to investments has the authority to direct the Trustee to make payments from the Trust (which may include dividends from or proceeds from the sale of the Shares held by the Trust) to other trusts under the Plans and to other persons.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other then the Trust's subscription agreement dated August 31, 2004 and the other agreements described in Item 4 and 5 above, there are no contracts, agreements, understandings, or relationships between GM, the Trust, the Trustee or GMIMCO or, to the best of its knowledge, any executive officer or director of GM, the Trustee or GMIMCO and any other person with respect to any securities of the Fund, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 1- Joint Filing Agreement dated December 7, 2004, between the Reporting Persons pursuant to Rule 13d-1(k) under the Act.

EXHIBIT 2- Subscription Agreement dated August 31, 2004 between the Trust and the Fund.

EXHIBIT 3- Side Letter dated September 1, 2004 between the Trust and the Fund.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2004



                               GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION


                               By:  /s/ Duen-Li Kao
                                   ---------------------------------------------
                                   Duen-Li Kao, Managing Director, Global Fixed
                                   Income

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2004



                              GENERAL MOTORS TRUST COMPANY, AS TRUSTEE FOR GMAM INVESTMENT FUNDS TRUST II


                              By:  /s/ Duen-Li Kao
                                  ----------------------------------------------
                                   Duen-Li Kao, Managing Director, Global Fixed
                                   Income

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2004



                              General Motors Trust Company


                              By:  /s/ Duen-Li Kao
                                  ----------------------------------------------
                                   Duen-Li Kao, Managing Director, Global Fixed
                                   Income

                                   APPENDIX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.


                                                                                    PRINCIPAL OCCUPATION, IF OTHER THAN
NAME AND BUSINESS ADDRESS           POSITION WITH GM                                AS EXECUTIVE OFFICER OF GM
-------------------------           ----------------                                --------------------------

Percy N. Barnevik                     Director                                      Chairman, AstraZeneca PLC

John H. Bryan                         Director

Armando M. Codina                     Director                                      Chairman and Chief Executive Officer, Codina
                                                                                    Group, Inc.
John M. Devine                        Vice Chairman and Chief Financial Officer

George M. C. Fisher                   Director

Thomas A. Gottschalk                  Executive Vice President, Law and Public
                                      Policy and General Counsel

Karen Katen                           Director                                      President, Pfizer Global Pharmaceuticals
                                                                                    Group; Executive Vice President, Pfizer Inc.
Kent Kresa                            Director

Ellen J. Kullman                      Director                                      Group Vice President-Safety & Protection,
                                                                                    E.I. du Pont de Nemours and Company

Alan G. Lafley                        Director                                      Chairman, President and Chief Executive, The
                                                                                    Procter & Gamble Company
Philip A. Laskawy                     Director

Robert A. Lutz                        Vice Chairman of Product Development and
                                      Chairman of GM North America

E. Stanley O'Neal                     Director                                      Chairman and Chief Executive Officer,
                                                                                    Merrill Lynch & Co., Inc.

Eckhard Pfeiffer                      Director

G. Richard Wagoner, Jr.               Chairman and Chief Executive Officer


                                   APPENDIX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.


                                                                                 PRINCIPAL OCCUPATION, IF OTHER THAN
NAME AND BUSINESS ADDRESS                POSITION WITH GMIMCO                    AS EXECUTIVE OFFICER OF GMIMCO
-------------------------                --------------------                    ------------------------------

Thomas E. Dobrowski                  Managing Director, Real Estate and
                                     Alternative Investments

Susan G. Ezrati                      Chief Client Officer

Charles G. Froland                   Managing Director, Private Market
                                     Investments

David F. Holstein                    Managing Director, Global Equities

Paul F. Jock, II                     Director, Senior Vice President and General
                                     Counsel

Tony Duen-Li Kao                     Managing Director, Global Fixed Income

Michael E. Klehm                     Director and Senior Vice President and
                                     Chief Financial Officer

R. James Kraus                       Vice President, Human Resources

Patricia M. McDonald                 Vice President, Corporate Governance &
                                     Secretary

B. Jack Miller                       Director and Chief Investment
                                     Officer, Affiliated Funds

W. Allen Reed                        Director, President and Chief Executive
                                     Officer

Edgar J. Sullivan                    Managing Director, Absolute Return
                                     Strategies

R. Charles Tschampion                Director, Managing Director,
                                     Investment Research and Managing
                                     Director, Defined Contribution Plans

Michael P. Cloherty                  Vice President-Operations

Carlos Rosa                          Vice President-Marketing and Business
                                     Development

Charles G. Preseau                   Vice President-Finance and Treasurer


                                   APPENDIX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          GENERAL MOTORS TRUST COMPANY

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Company is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.


                                                                                 PRINCIPAL OCCUPATION, IF OTHER THAN
NAME AND BUSINESS ADDRESS                POSITION WITH GMIMCO                    AS EXECUTIVE OFFICER OF GMIMCO
-------------------------                --------------------                    ------------------------------

W. ALLEN REED                           DIRECTOR AND PRESIDENT & CHIEF EXECUTIVE
                                        OFFICER

SUSAN G. EZRATI                         DIRECTOR AND CHIEF CLIENT OFFICER

B. JACK MILLER                          DIRECTOR AND CHIEF INVESTMENT OFFICER -
                                        AFFILIATED FUNDS

EDGAR J. SULLIVAN                       MANAGING DIRECTOR - ABSOLUTE RETURN
                                        STRATEGIES

DAVID F. HOLSTEIN                       MANAGING DIRECTOR - GLOBAL EQUITIES

TONY DUEN-LI KAO                        MANAGING DIRECTOR - GLOBAL FIXED INCOME

R. CHARLES TSCHAMPION                   DIRECTOR AND MANAGING DIRECTOR - INVESTMENT
                                        RESEARCH AND MANAGING DIRECTOR - DEFINED
                                        CONTRIBUTION PLANS

CHARLES G. FROLAND                      MANAGING DIRECTOR - PRIVATE MARKET
                                        INVESTMENTS

THOMAS E. DOBROWSKI                     MANAGING DIRECTOR - REAL ESTATE &
                                        ALTERNATIVE INVESTMENTS

MICHAEL E. KLEHM                        DIRECTOR AND SENIOR VICE PRESIDENT & CHIEF
                                        FINANCIAL OFFICER & SENIOR TRUST OFFICER

PAUL F. JOCK, II                        DIRECTOR AND SENIOR VICE PRESIDENT &
                                        GENERAL COUNSEL

PATRICIA M. MCDONALD                    VICE PRESIDENT - CORPORATE GOVERNANCE &
                                        SECRETARY

R. JAMES KRAUS                          VICE PRESIDENT - HUMAN RESOURCES

MICHAEL P. CLOHERTY                     DIRECTOR AND VICE PRESIDENT - OPERATIONS

CARLOS ROSA                             VICE PRESIDENT - MARKETING AND BUSINESS
                                        DEVELOPMENT

CHARLES G. PRESEAU                      VICE PRESIDENT - FINANCE & TREASURER



                                  EXHIBIT INDEX


EXHIBIT 1 Joint Filing Agreement dated December 7, 2004 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

EXHIBIT 2 Subscription Agreement dated August 31, 2004, between GMAM Investment Funds Trust II and Special Value Expansion Fund, LLC

EXHIBIT 3 Side Letter dated September 1, 2004 between GMAM Investment Funds Trust II and Special Value Expansion Fund, LLC.